Filed Pursuant to Rule 433
File No. 333-147725
April 24, 2008

Canadian National Railway Company

	4.95% Notes	5.55% Notes

Issuer:	Canadian National Railway Company

Security Type:	4.95% Notes due 2014	5.55% Notes due 2018

Size:	US$325,000,000	US$325,000,000

Maturity:	January 15, 2014	May 15, 2018

Coupon:	4.95% per annum, accruing from May 1, 2008	5.55% per annum, accruing from May 1, 2008

Price to Public:	99.571% of face amount	99.564% of face amount

Yield to maturity:	5.039%	5.607%

Spread to Benchmark Treasury:	+193 bp	+178 bp

Benchmark Treasury:	2.500% due March 31, 2013	3.500% due February 15, 2018

Benchmark Treasury Price and Yield:	97-7+ 3.109%	97-11 3.827%

Interest Payment Dates:	January 15 and July 15, commencing July 15, 2008	May 15 and November 15, commencing November 15, 2008

Redemption:	At any time at a discount rate of Treasury plus 30 basis points	At any time at a discount rate of Treasury plus 30 basis points

Trade Date:	April 24, 2008

Settlement Date:	(T+5); May 1, 2008

Ratings:	A3 /A- /A (low)

Underwriters:
Banc of America Securities LLC
Wachovia Capital Markets, LLC
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC, toll free, at 1 800 294 1322 or Wachovia Capital Markets, LLC, toll free, at 1 800 326 5897.

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